September 30, 2010
Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Princeton National Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarterly Period Ended June 30, 2010 File No. 000-20050
Dear Mr. Clampitt:
          On behalf of Princeton National Bancorp, Inc. (the “Company”), we hereby provide the Company’s response to your comment letter dated September 1, 2010 with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 and Form 10-Q for the Quarterly Period Ended June 30, 2010. For ease of reference, we have repeated each of your comments below and our response to each comment follows immediately thereafter.
RESPONSE TO COMMENTS
Form 10-K for the Fiscal Year Ended December 31, 2009
General
1.	The signatures to your filing are not dated. Please amend your filing.
The Company will file an Amendment No. 1 to the Form 10-K which will include the inadvertently omitted dated signatures to the Form 10-K.

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

Item 1. Business, page 2
2.	We note your disclosure on page 10 that Citizens First National Bank has entered into a written agreement with the OCC. Please provide a more detailed description of the agreement, including an update on the status of your compliance with it. Specifically address the steps you have taken to comply with the agreement and the impact on your financial statements both from the agreement and the actions taken or to be taken. Also, please file the agreement as an exhibit to your amended Form 10-K.
Per our counsel’s, Timothy E. Kraepel of Howard & Howard Attorneys PLLC, telephone conference with Michael Seaman of the Commission on September 7, 2010, the agreement was filed as an exhibit to the Form 10-Q for the quarter ended March 31, 2010, which is the periodic report which covers the time period that the agreement was entered into.
The Bank entered into the formal written agreement with the OCC effective March 15, 2010. The agreement contains provisions designed to strengthen the Company’s overall credit practices.
Pursuant to the agreement, the Bank’s board is required to review the adequacy of the Bank’s allowance for loan and lease losses and to establish a program for the maintenance of an adequate allowance. The Bank is also required to take immediate action to protect its interest in criticized assets identified in the Bank’s most recent Report of Examination with the OCC and to adopt individual written workout plans with respect to such assets. A copy of the workout plans is required with respect to any criticized asset equal to or exceeding $100,000. The Bank is prohibited from extending any additional credit to any borrower whose loan is criticized, unless a majority of the Bank’s board (or appropriate committee) has determined that the extension is necessary to promote the best interests of the Bank and such determination is properly recorded. Under the agreement, the board must ensure that the Bank’s internal ratings of credit relationships are timely, accurate, and consistent with the regulatory credit classification criteria set forth in the OCC’s Handbook and related authority. The board must also ensure that any loan relationship with a high probability of payment default or other well-defined weakness is rated no better than “substandard,” regardless of the existence of certain mitigants that were designed to reduce credit risk.
In response, the Company has taken the following actions:
On a quarterly basis, the Bank’s board of directors reviews the adequacy of the Bank’s allowance for loan and lease losses in order to verify management is maintaining an adequate allowance. As a result of the agreement there was no required adjustment to the allowance for loan losses as of December 31, 2009. The Company, due to further deterioration in the economy and continued charge-offs, places greater weight on the Company’s recent charge-off history as a predictor of future anticipated loan losses. This has resulted in higher provision expense during the first six months of 2010 compared with

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

the same period in 2009. A copy of the board’s program was submitted to the OCC for review.
The Bank has taken appropriate action to protect its interest in criticized assets identified in the Bank’s most recent Report of Examination with the OCC. The Bank adopted individual workout plans for all criticized assets equal to or exceeding $100,000. These workout plans are updated each quarter and reviewed by the Bank’s Directors Loan Committee and forwarded to the OCC. Prior to extending any additional credit to any borrower whose loan is criticized, the board must determine the extension is necessary to promote the best interests of the Bank. Such approval is duly recorded in the committee’s minutes and report furnished to the board.
The Bank’s risk management loan review staff reports independently to the Directors Loan Committee. The Directors Loan Committee reports further to the Bank’s board of directors. Management furnishes its reports and additional documentation to these committees on a regular basis. The internal loan review staff has expanded, as has the scope of their loan reviews. Loan Review has made considerable progress in meeting the loan review scope, evaluating and verifying internal loan rating of credit relationships in a timely, accurate and consistent basis with credit classification criteria set forth in the OCC Handbook. The Directors Loan Committee has directed risk management to refine its loan review methodology in grading to ensure that loans with a probability of payment default or well-defined weaknesses are graded substandard regardless of mitigating controls which might reduce the credit risk. The Directors Loan Committee monitors this process with bi-monthly meetings and reviews loan review reports to ensure compliance with the terms of the agreement.
The agreement and the actions taken by the Company in response thereto have resulted in the hiring of two additional loan review persons during the end of 2009 and into the first quarter of 2010. The impact on the financial statements for the actions taken are primarily the costs of hiring the additional staff and is deemed immaterial as one was transferred from another department. For additional information concerning our allowance for loan losses, please see our response to Comment #23 below.
Supervision and Regulation, page 5
3.	You may not qualify this section by reference to statutes and regulations. Please confirm that this section discusses the material elements of the regulatory framework applicable to you and confirm that you will not attempt to qualify this section by reference in future filings.
We confirm that the Supervision and Regulation section discusses the material elements of the Company’s regulatory framework and that in future filings the Company will omit language which attempts to qualify this section by reference to statutes and regulations.

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

Employees, page 10
4.	We note that you have entered into employment agreements with certain executive officers (See Exhibits 10.1 and 10.2). Yet, in this section you say that you have no employees. Please eliminate this apparent inconsistency.
The first paragraph under the caption “Employees” will be revised as follows: “Because PNBC’s principal activity is its ownership of Citizens Bank, it has a limited number of employees, generally, the President and Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary, and certain other officers who are necessary to fulfill the corporate requirements of PNBC. Each of these PNBC employees is dually-employed by Citizens Bank which is responsible for payroll. PNBC pays an annual fee to Citizens Bank based upon an average of the number of hours worked by these employees during the year for matters relating to PNBC.”
Risk factors, page 11
5.	Please consider the need to add risk factors in future filings for the following:
•	Describe the risks presented by the written agreement entered into on March 15, 2010 with the OCC, the actions taken to mitigate the risks and the impact on the financial statements both from the agreement and the actions taken or to be taken.

•	Quantify the non-accrual loans and OREO at the period end and compare to the previous quarter and the comparative period from the prior year and present the ratio of the allowance to non-accrual loans on the same basis.

•	Quantify the dollar amount of loans that are not accounted for as TDRs but have had their terms extended and compare to the previous quarter and the comparative period in the prior year.
Currently, as a smaller reporting company under the SEC’s scaled reporting requirements, the Company is not required to include the information required by Item 1A of Forms 10-Q and 10-K, respectively. To the extent that the Company includes risk factors in any future periodic report, the Company confirms that it will consider the risk factors set forth above.
Available Information, page 11
6.	In future filings, provide the internet address of Princeton National Bancorp, Inc. rather than the internet address of Citizens First National Bank.
The Company confirms that in future filings, it will include the internet address of the Company, www.pnbc-inc.com, in place of www.citizens1st.com.

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

Item 9A(T). Controls and Procedures
7.	Please disclose whether there was any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the quarters ended December 31, 2009 and June 30, 2010 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Confirm that you will include this information in future filings.
We confirm that the Company did not make any changes to its internal control over financial reporting for the quarterly periods set forth above which have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.
For the quarterly period ended March 31, 2010, there were changes in the Company’s internal controls over financial reporting which materially affected the Company’s internal control over financial reporting. These changes were reported in the Company’s Form 10-Q for that period under the caption “ITEM 7 — CONTROLS AND PROCEDURES.”
Item 10. Directors, Executive Officers and Corporate Governance
Definitive Proxy Statement on Schedule 14A
Audit Committee Financial Expert, page 22
8.	Please explain why you do not have an audit committee financial expert.
While the members of the Company’s audit committee are financially sophisticated, no member possesses all five qualification audit committee financial expert requirements, such as experience (or “experience actively supervising” others engaged in) preparing, auditing, analyzing or evaluating financial statements presenting a level of accounting complexity comparable to what is encountered in connection with the Company’s financial statements.
Prior to the recent retirement of two directors of the Company in 2010, historically, there has not been significant turnover in the composition of the board and it has been comprised of directors who pre-dated the audit committee financial expert requirement. Historically, new directors have been business leaders in the Company’s market area. Because, the Company’s market area is generally rural, there is a scarcity of persons who satisfy all five of the audit committee financial expert requirements. The Company is currently seeking to add a member to its board who satisfies all five of the audit committee financial expert requirements to fill a current vacancy. This may require the Company to appoint a director who is located outside of the Company’s market area.

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

Item 11. Executive Compensation
Definitive Proxy Statement on Schedule 14A
9.	It appears that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
As described in the Company’s 2010 proxy statement, in 2009, the Company participated in the U.S. Treasury’s TARP Capital Purchase Program (the “TARP Program”). Under the TARP Program, participants are required to undertake a rigorous review of their senior executive officer and employee compensation plans in light of the risks posed to the participant by such plans and how to limit such risks. The Company undertook this review in February 2010. In connection therewith, the Company noted that:
•	Variable compensation is limited to a maximum level of 35% of base salary and is based on a variety of performance metrics including net income, the efficiency ratio, and individual management-by-objective measures, as opposed to merely top-line growth. Moreover, as a result of the TARP Program, the senior executive officers were not eligible to participate in the Company’s variable compensation plan;

•	As a result of the TARP Program, senior executive officers were not eligible to receive stock options. Restricted stock awards, which were permissible under the TARP Program, were modest and were subject to vesting requirements over several years;

•	All awards granted to senior executive officers are subject to clawback provisions;

•	The Company has a Code of Ethics which expressly prohibits among other things, providing materially false or misleading financial information dishonesty and fraud. Violations of the Code of Ethics may result in termination of employment.

•	The Company employs various auditing processes on a regular basis in an effort to assure compliance with the Company’s internal controls and to mitigate risks associated with dishonesty and fraud.
Based on the review process required by the TARP Program, the Company determined that its compensation policies and practices were not reasonably likely to have a material adverse effect on Princeton National Bancorp and, accordingly, disclosure was not necessary under Item 402(s) of Regulation S-K.
10.	It appears that your compensation committee utilizes peer group benchmarking to assist it in making certain decisions regarding compensation (Crowe Horwath 3rd quartile). Please identify the members of your peer group.

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

Per our counsel’s, Timothy E. Kraepel of Howard & Howard Attorneys PLLC, telephone conference with Michael Seaman of the Commission on September 10, 2010, Crowe Horwath’s compensation survey is based on information provided voluntarily by financial institutions on a confidential basis to Crowe Horwath. The peer group consisted of 33 financial institutions located in the Midwest whose total assets were $1 billion or greater. Because Crowe Horwath promised confidentiality to participants in the survey, Crowe Horwath was unable to provide the names of the financial institutions that participated in the survey.
As noted in the proxy statement, the Compensation Committee utilizes the Crowe Horwath survey results in connection with its review and establishment of the base salaries for executive officers that it approves each year. Once a preliminary salary level has been determined by the Compensation Committee taking into account, the officer’s previous year’s base salary, his or her performance, and the performance of the Company generally, the Compensation Committee will compare the base salary to the peer group to ensure that the new base salary does not deviate substantially (either higher or lower) from the salaries being paid by the peer group. The Compensation Committee takes into account the fact that the average asset size of the peer group exceeds the Company’s average assets.
The Compensation Committee deems the use of the Crowe Horwath survey to be appropriate because of the depth, detail and comprehensiveness of the information provided in the survey for executive and non-executive officer positions alike (the survey typically contains more than 150 pages of data); the fact that the survey is also used extensively by Company’s human resources department for non-executive officer compensation benchmarking; the fact that the information is up to-date (the survey is updated annually); the fact that the survey utilizes data from the Midwest which is less likely to be skewed by higher compensation levels present on the east and west coasts; and the fact that the survey provides significant value relative to its cost, when comparing the high costs often associated with the engagement of compensation consultants, who typically customize the peer data.
11.	Please disclose the performance targets that were established with respect to potential incentive awards for your named executive officers for the 2009 fiscal year.
As noted in response to Comment #9 above, as a result of the TARP Program, the named executive officers were not eligible to participate in the Company’s variable compensation program for the 2009 fiscal year. Notwithstanding, the performance targets that had been established under the Company’s variable compensation program for the named executive officers were as follows: Net Income: $8.0 million; Efficiency Ratio: 67.00%; Total Assets: $1.22 billion.

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

Exhibit 13
Consolidated Financial Statements
Note 1 — Summary of Significant Accounting Policies, page 14
12.	You disclose on page 14 that you operate in a single segment engaging in general retail and commercial banking. Your disclosures on page four of the Form 10-K suggest that management may regularly review the discrete financial information and operating performance date for your Fiduciary and Investment Services departments. Please tell us how you determined whether either of these departments (individually or in the aggregate) represents a separate operating segment as defined in ASC 280-10-50-1. If not, please tell us in detail why not. If you believe that both departments represent operating segments and you meet the criteria discussed in ASC 280-10-50-11 for aggregation of all of these operating segments into one reportable segment, provide us with the analysis you performed in reaching this conclusion.
In accordance with ASC 280-10-50-1, an operating segment is a component of an enterprise:
•	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public enterprise)

•	Whose operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

•	For which discrete financial information is available.
The Company’s Fiduciary and Investment Services departments earn revenues and these results are regularly reviewed by management. However, the financial information available for both of the departments is the revenues received for the services provided by those departments. The expenses of those departments are not segregated from the financial information of the entire Bank.
Further, ASC 280-10-50-4 states that not every part of an enterprise is necessarily an operating segment or part of an operating segment. The Fiduciary and Investment Services departments earn revenues which are only considered incidental to the activities of the Company.
In accordance with ASC 280-10-50-12, the reported revenue of the Fiduciary and Investment Services department must be 10% or more of the combined revenue of all operating segments to require disclosure. The total revenues of these two departments are 3.25% of the total revenues of the Company.

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

The Company’s Fiduciary and Investment Services departments are not considered operating segments, therefore the aggregation criteria discussed in ASC 280-10-50-11 were not considered. Based on this analysis, the Company operates in one business segment, the banking segment. The Company will revise future filings to change the word “income” to “revenues” when discussing these departments.
Note 5 — Loans, page 19
13.	We note your disclosure that you had specific valuation allowances of $2.9 million on $42 million of impaired loans as of December 31, 2009. As it relates to these loans, please tell us and revise your future filings, to include the following enhanced disclosures:

The following is the Company’s response by point in regard to the December 31, 2009 impaired loans. The amount should have been $44.1 million instead of $42.0 million. We will revise future filings to include this information.
•	The approximate amount or percentage of impaired loans for which you relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

Of the $44,115,796 in impaired loans, the Company relied on third party appraisals for $43,141,960 of the impaired loans. Of the $43,141,960, approximately $14.7 million or 34.03% of the impaired loans had current third party appraisals which were relied upon. These appraisals were completed within 12 months of December 31, 2009. The appraisals for the remaining $28,455,065 in impaired loans in which third party appraisals were obtained had not been updated as the fair value in the last appraisal received and the current estimated value were in significant excess of the outstanding debt. The average loan to fair value for the $28,455,065 was approximately 55%. Collateral values which are not based on current appraisals are discounted 10% to 20% in the collateral evaluation in addition to the already required 10% discount. The initial 10% discount is due to the anticipated selling costs of the collateral. The additional discount is based on several factors. These factors include the loan officer’s review of the collateral and its current condition, the Company’s knowledge of the current economic environment in the collateral’s market, and the Company’s past experience with real estate in the area. The date of the appraisal is also considered in conjunction with the economic environment and the decline in the real estate market since the appraisal was obtained.

•	The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as non-performing, when you order and receive

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

Loans are considered non-performing once the loan has become past due 90 days or more, is placed on non-accrual or is a troubled debt restructuring. Once the loan is deemed a non-performing loan, the loan officer begins completing a Problem Asset Workout Summary. These are prepared on a quarterly basis. This includes a review of the collateral. If the estimated current collateral value is in significant excess of the outstanding debt, a new appraisal is not ordered. If the collateral value is not in significant excess of the outstanding debt, the loan officer will determine if a new appraisal should be ordered based on their knowledge of the current market in the collateral’s area. Once the Company determines that full collection of the principal of the debt owed is not likely, the Company will order new appraisals. If the estimated fair value represented in the new appraisal is less than the outstanding debt, a charge-off is recorded equal to the difference between the discounted collateral value and the outstanding debt. The determination of a specific reserve or charge-off is reviewed on a monthly basis by the Company. As of December 31, 2009, there have been partial charge-offs totaling $1,220,738 on five of the impaired loans with an outstanding balance of $5,678,561 as of December 31, 2009. The charge-offs were considered warranted as the loans were considered collateral dependent and the discounted collateral value was not sufficient to cover the outstanding debt. Two of the charge-offs were based on an updated appraisal while the other three were based on appraisals over one year old.

•	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

For all impaired loans, the loan officer completes a Problem Asset Workout Summary on a quarterly basis. This summary includes a review of the collateral. If the estimated current collateral value is in significant excess of the outstanding debt, a new appraisal is not ordered. If the collateral value is not in significant excess of the outstanding debt, the loan officer will determine if a new appraisal should be ordered based on their knowledge of the current market in the collateral’s area. If the appraisal is more than one year old at the date of the analysis, the loan officer must consider discounting the collateral an additional 10% to 20% based on the current market conditions. This is in addition to the original discount of 10% on the collateral value when the appraisal is first received. The amount of the discount and the reason for the discount is documented on the Problem Asset Workout Summary.

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

•	If you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

There were charge-offs of $1,220,738 through December 31, 2009 on impaired loans of $5,678,561 out of the $44,115,796 in total impaired loans as of December 31, 2009. There were specific valuation allowances of $234,360 on these loans of $5,678,561 at December 31, 2009 and $639,107 was charged off on these loans in 2010 through June 30, 2010. On the total impaired loans of $44,115,796 at December 31, 2009, $1,578,091 has been charged-off in 2010 through June 30, 2010. Therefore, through June 30, 2010, the total amount of charge-offs on the December 31, 2009 impaired loans was $2,798,828. The charge-offs were based on the fair values in the most recently obtained third party appraisals. The fair values in the appraisals were discounted by 10% to 40% to obtain the estimated fair value based on the loan officer’s review of the collateral and its current condition, the Company’s knowledge of the current economic environment in the collateral’s market, and the Company’s past experience with real estate in the area. The date of the appraisal is also considered in conjunction with the economic environment and the decline in the real estate market since the appraisal was obtained. This was in addition to the 10% discount on the collateral as already required by the Company. The fair value from the appraisal was discounted to determine a reasonable amount the Bank would receive in the liquidation of the collateral. The estimated fair value was then compared to the outstanding loan balance and the difference was charged-off.

•	How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc.);

As of December 31, 2009, impaired loans with a remaining balance of $5,678,561 had been partially charged-off in 2009. The charge-offs, totaling $1,220,738, were due to the receipt of updated appraisals or additional discounts on the collateral values due to outdated appraisals. Subsequent to the charge-offs, the loans remained on non-performing and non-accrual status due to the poor repayment performance of the borrower. None of these loans have had their terms further modified.

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

•	In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans;

The Company requires appraisals on real estate if the loan is over $250,000 or if the collateral is commercial real estate at the time of origination of the loan. If the appraisal is not within one year of the reporting period, the loan officer provides an additional discount on the collateral based on the loan officer’s review of the collateral and its current condition, the Company’s knowledge of the current economic environment in the collateral’s market, and the Company’s past experience with real estate in the area. The date of the appraisal is also considered in conjunction with the economic environment and the decline in the real estate market since the appraisal was obtained. This additional discount is usually 10% to 20%. If the loan is below $250,000 and is not commercial real estate, an internal valuation of the collateral may be used, but must be completed by a staff member who has no involvement in the credit decision. Underlying collateral consisting of vehicles, equipment or other assets is valued using information provided by the borrower. The loan officer must confirm the existence of the assets and provide adequate discounts on the value of the collateral when determining its adequacy to cover the loan.

•	The amount of charge-offs recorded on your impaired loans which are therefore not included in your specific valuation allowance at period-end; and

Through December 31, 2009, the Company had charged-off $1,220,738 on these impaired loans. As of December 31, 2009, the Company had a specific valuation allowance of $234,360 on loans which had a partial charge-off in 2009. Through June 30, 2010, the Company has charged-off $2,798,828 on the $44 million in impaired loans as of December 31, 2009, including $1,578,091 in 2010. As of June 30, 2010, the Company had a specific valuation allowance of $923,230 on loans which had been partially charged-off in 2009 or through June 30, 2010.

•	For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

The Company completes a Problem Asset Workout Summary on a quarterly basis on all impaired loans. The summaries are reviewed by the Risk Management department and utilized in the preparation of the allowance for loan losses calculation. This summary includes a collateral analysis detailing

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

a description of the collateral, the date of the appraisal and the discounts on the collateral. If the discounted collateral is sufficient to cover the outstanding loan balance, no specific valuation allowance is placed on the loan.
14.	We note your disclosure on page 20 that states that your impaired loans primarily consist of commercial real estate, commercial real estate development and residential real estate development. Please revise your future filings to quantify, by each loan type, impaired loan balances differentiating between impaired loans with and without valuation reserves. Please provide us with this disclosure as of both December 31, 2009 and June 30, 2010.
The following is the Company’s impaired loans with and without valuation reserves by loan type as of December 31, 2009 and June 30, 2010. The Company will revise future filings to include the following disclosure:

	December 31, 2009
	Unpaid
	Principal	Related
	Balance	Allowance
Impaired loans without a valuation allowance:
Commercial	$1,860,874	$—
Commercial — real estate	4,926,944	—
Commercial — real estate development	16,450,304	—
Residential real estate development	6,501,553	—

	29,739,675	—

Impaired loans with a valuation allowance:
Commercial	859,414	325,330
Commercial — real estate	—	—
Commercial — real estate development	10,380,076	2,020,000
Residential real estate development	3,136,631	560,000

	14,376,121	2,905,330

Total:
Commercial	2,720,288	325,330
Commercial — real estate	4,926,944	—
Commercial — real estate development	26,830,380	2,020,000
Residential real estate development	9,638,184	560,000

	44,115,796	2,905,330

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

	June 30, 2010
	Unpaid
	Principal	Related
	Balance	Allowance
Impaired loans without a valuation allowance:
Commercial	$1,050,145	$—
Commercial — real estate	6,144,330	—
Commercial — real estate development	16,141,129	—
Residential real estate development	2,335,877	—

	25,671,481	—

Impaired loans with a valuation allowance:
Commercial	775,478	339,720
Commercial — real estate	908,647	26,000
Commercial — real estate development	10,396,261	2,362,742
Residential real estate development	4,855,479	813,230

	16,935,865	3,541,692

Total:
Commercial	1,825,623	339,720
Commercial — real estate	7,052,977	26,000
Commercial — real estate development	26,537,390	2,362,742
Residential real estate development	7,191,356	813,230

	42,607,346	3,541,692

The balance of impaired loans was noted to be $38.1 million in the Form 10-Q for the period ending June 30, 2010. This amount was not correct and should have been $42.6 million as of June 30, 2010 with a specific valuation allowance of $3.5 million on $16.0 million in impaired loans. We will revise future filings to include this information.
15.	We note that you had approximately $13.8 million of restructured loans as of December 31, 2009 of which $8.8 million were impaired. Please revise your future filings to disclose the following information related to your troubled debt restructurings (TDRs):

The following is the Company’s response by point in regards to the December 31, 2009 restructured loans. We will revise future filings to include this information.
•	Clearly and comprehensively discuss your nonaccrual policies for restructured loans.

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

If the principal and interest payments have remained unpaid for 90 days or more and the loan is not well-secured, the restructured loan is placed on nonaccrual status. If the loan was in nonaccrual status at the time of the restructure, the loan will remain on nonaccrual status. A restructured loan remains in nonaccrual status until the loan has been performing for a period of at least six months in accordance with the modified terms.

•	Specifically disclose all the factors you consider at the time a loan is restructured to determine whether the loan should accrue interest.

At the time a loan is restructured, the Company considers the repayment history of the loan and the value of the collateral. If the principal or interest is due and had remained unpaid for 90 days or more and the loan is not well-secured, the loan is placed on nonaccrual status. If the principal and interest payments are current and the loan is well-secured, the restructured loan continues to accrue interest.

•	For your troubled debt restructurings that accrue interest at the time the loan is restructured, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms.

As of December 31, 2009, $5,084,470 in restructured loans were in accrual status. When the loan is restructured, the Loan Officer is required to document the basis for the restructure, obtain current and complete credit and cash flow information and identify a specific repayment plan that would retire the debt. This information is provided to the Credit Analyst department which prepares a thorough credit presentation. The credit presentation includes the modified terms of the loan, a collateral analysis and a cash flow analysis based on the modified terms of the loan. The credit presentation is presented to the Directors’ Loan Committee for approval.

•	For your troubled debt restructurings that accrue interest at the time the loan is restructured, tell us and disclose whether you have charged-off any portion of the loan. If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonable assured.

As of December 31, 2009, $5,084,470 of the $13,940,650 in TDRs were accruing interest. Through December 31, 2009 and through June 30, 2010, we have not charged off any portion of these loans and the loans are performing in accordance with the modified terms.

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

•	Specifically disclose your policy concerning how many payments the borrower needs to make before returning a loan to accrual status.

Once a loan is placed on nonaccrual status, the borrower is required to make current principal and interest payments based on the modified terms for a period of at least 6 months before returning the loan to accrual status.
16.	As a related matter and taking into consideration our previous comment, please provide us with a detailed understanding of your accounting for the two commercial real estate projects that are not fully leased and are considered to be TDRs as of December 31, 2009 as disclosed on page 41. In this regard, please fully explain how you have accounted for these loans, including but not limited to, when you determined they were TDRs, any related charge-offs recorded, and the subsequent performance of these loans and as of December 31, 2009 and June 30, 2010.
As of December 31, 2009, the troubled debt restructurings (TDR) of $13.9 million consisted mainly of two commercial real estate projects that are not fully leased. The two loans had an outstanding balance of $11.7 million as of December 31, 2009 and through June 30, 2010, neither loan has had any portion charged-off.
The first commercial real estate project was deemed a TDR on June 9, 2009 due to the extension of the maturity date and the borrower’s inability to cash flow the debt. The loan was placed on non-accrual status. As of June 30, 2010, this loan remains on non-accrual. The borrower has still been having difficulties in leasing the vacant space in the development but has paid down principal by $300,000 since December 31, 2009.
The second commercial real estate project was deemed a TDR on November 24, 2009 due to an extension of the maturity date and the borrower’s inability to cash flow the debt payments. The loan remained on accrual status as the borrower was paying as agreed and the loan was considered well secured. The borrower has paid down approximately $50,000 in principal payments since December 31, 2009 and continues to pay as agreed with the revised terms of the debt. Lease payments on the development are paid directly to the Company and applied to the debt. The borrower continues to have difficulties leasing the vacant space, however the borrower is performing in accordance with the modified terms of the debt agreement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Allowance for Possible Loan Losses, page 42
17.	We note your disclosure here and at various other sections of the filing that discusses analyses you performed related to the allowance for loan losses in terms of determining the

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

amount of “possible loan loss.” This appears inconsistent with your policy disclosed on page 14 that “the allowance for loan losses is...available to absorb probable losses on loans.” Please revise future filings to reconcile this apparent inconsistency. If true, clearly confirm that your methodologies are applied in such a manner as is reflected in the policy stated in your disclosure on page 14 and referred to above.
The Company will revise the Management Discussion and Analysis of Financial Condition and Results of Operations in future filings to state the analyses performed related to the allowance for loan losses in terms of determining the amount of probable losses. In the referenced disclosure, the word “possible” should have been “probable.” The methodologies applied as reflected in the policy stated in our disclosure on page 14 were consistently applied.
18.	Please revise your roll forward of the allowance for possible loan losses in future filings to disaggregate the information currently included in your commercial line item. Since your commercial loan portfolio presumably includes real estate — construction, real estate - commercial, and commercial loans which collectively represent the majority of both your loan portfolio and net charge-offs, further disclosures would be meaningful to a reader of your financial statements. Please also provide us with this revised disclosure as of December 31, 2009 and June 30, 2010.
The Company will provide the following tabular disclosure in the following form in future filings to disaggregate the information included in the commercial line item of the roll forward of the allowance for loan losses. The following data is provided as of December 31, 2009 and June 30, 2010.

	For the Year	For the 6 Month
	Ended	Period Ended
	December 31,	June 30,
	2009	2010
Amount of loans outstanding at end of period (net of unearned interest)	$798,074	$741,924
Average amount of loans outstanding for the period (net of unearned interest)	743,887	765,342
Allowance for loan losses at beginning of period	5,064	12,075
Charge-offs:
Agricultural	21	—
Agricultural real estate	—	—
Commercial	1,253	799
Commercial real estate	236	301
Commercial real estate construction	1,263	1,041
Residential real estate	275	508
Home equity	—	13

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

	For the Year	For the 6 Month
	Ended	Period Ended
	December 31,	June 30,
	2009	2010
Installment	1,208	127

Total charge-offs	4,256	2,789

Recoveries:
Agricultural	—	—
Agricultural real estate	—	—
Commercial	27	30
Commercial real estate	—	—
Commercial real estate construction	15	—
Residential real estate	—	—
Home equity	—	—
Installment	163	84

Total recoveries	205	114

Net loans charged-off	4,051	2,675
Provision for loan losses	11,062	6,575

Allowance for loan losses at end of period	12,075	15,975

Net loans charged-off to average loans	0.54%	0.70%

Allowance for loan losses to non-performing loans	20.60%	24.16%

Allowance for loan losses to total loans at end of period (net of unearned interest)	1.51%	2.15%
Exhibit 99.1 — Report of Management on Internal Control Over Financial Reporting
19.	We note the Company’s disclosure that it did not maintain effective internal control over financial reporting as of December 31, 2009 due to a material weakness in the internal controls over financial reporting for the allowance for loan losses. Please tell us and revise your future filings to more fully explain this material weakness to:
•	Describe the exact nature of the material weakness and how it was identified;

The material weakness was identified by our external auditors through their year-end audit procedures. The material weaknesses resulted in two loans being added to our allowance for loan losses calculation with specific reserves of $1.9 million in total. Specifically, the material weakness related to the incorrect valuation techniques being used on appraisals of commercial real estate, the lack of updated appraisals on commercial real estate collateral and internal loan reviews not being completed in accordance with Company policies. One of the two loan review

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

personnel were absent from the Company during the fourth quarter of 2009. Therefore, all loan reviews required by Company policy were not completed in a timely manner. Therefore, the necessary adjustments to the allowance for loan losses were not discovered by the Company.

•	Explain how you were able to overcome this material weakness to ensure that your financial statements were presented in accordance with U.S. GAAP as of December 31, 2009;

The Company adjusted the allowance for loan losses for the specific reserves not recorded due to the material weakness. The Company conducted a thorough review of the December 31, 2009 allowance for loan losses calculation after the material weaknesses were noted by the external auditors including a thorough review of collateral adequacy of the nonperforming loans and determined no further adjustment was needed.

•	Describe how you determined the extent to which this material weakness affected your interim and annual reporting periods prior to December 31, 2009;

As noted above, the Loan Review department was missing one of its two individuals during the fourth quarter of 2009. Prior to the fourth quarter of 2009, all loan review personnel were working and internal loan reviews and review of nonperforming loans were being properly completed. Therefore, the Company does not believe the material weakness existed until the fourth quarter of 2009.

•	Disclose any material changes to internal control over financial reporting during the fourth quarter of 2009, as required by Item 308T(c) of Regulation S-K; and

During the fourth quarter of 2009, one individual in the Loan Review department was absent for the entire quarter. Due to the absence of this individual, internal evaluation of loans and more specifically, nonperforming loans, was not completed within Company policy and the key controls of the Company. The material weakness was remediated in the first quarter of 2010 and was disclosed in the Form 10-Q for the quarterly period ending March 31, 2010 including the changes in internal controls over financial reporting for that period. During the first quarter of 2010, the absent loan review individual returned to the Company and the Company hired two additional employee to the Loan Review Department, one was a former lender of the subsidiary Bank, and the other was newly hired. The loan review program was enhanced to increase its coverage of the loan portfolio on an annual basis with an emphasis on the largest loans and those identified as problem credits.

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

•	Continue to disclose this material weakness in your interim and annual filings until it has been remediated. When applicable, please disclose how the material weakness was remediated, including any material changes made to your internal control over financial reporting.

As noted immediately above, the material weakness was remediated in the first quarter of 2010 and was disclosed in the Form 10-Q for the quarterly period ending March 31, 2010 including the changes in internal controls over financial reporting for that period.
Form 10-Q for the Quarterly Period Ended June 30, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Results of operations, page 21
20.	We note that although you have quantified several different factors that contributed to the overall changes in non-interest expense and non-interest income over the periods presented, your disclosures do not explain the underlying reasons for these fluctuations. Please revise your future filings to provide additional discussion throughout your MD&A to enable readers to understand the reasons for the significant majority of changes in your results of operations. For example, your MD&A should explain why mortgage banking income decreased $528,000 during the second quarter of 2010.
We confirm that we will revise our future filings to provide a more robust discussion in our MD&A to enable readers to better understand the reasons for the significant majority of changes in our results of operations.
Asset Quality, page 24
21.	You disclose on page 20 of your 2009 annual report (filed as exhibit 13 to your 2009 Form 10-K) that you had $42 million of impaired loans as of December 31, 2009. However, on page 24 of your June 30, 2010 Form 10-Q, you indicate that impaired loans at December 31, 2009 were $12.2 million. Please revise your future filings to reconcile the apparent inconsistency.
The amount of the impaired loans included in the June 30, 2010 Form 10-Q was incorrect for the amount disclosed for June 30, 2010 and December 31, 2009. The amount of impaired loans as of June 30, 2010 and December 31, 2009 was $42.6 and $44.1 million, respectively. We will revise future filings accordingly.
22.	As a related matter, please revise your interim future filings beginning with your September 30, 2010 Form 10-Q to include the disclosures required by ASC 310-10-50-15(a) in addition to

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

the allocation for allowance for loan losses. Please also provide us with these disclosures as of June 30, 2010.
The following is the Company’s impaired loans with and without valuation reserves by loan type as of June 30, 2010. We will include the following table in future filings. The balance of impaired loans was noted to be $38.1 million in the Form 10-Q for the period ending June 30, 2010. This amount was not correct and should have been $42.6 million as of June 30, 2010 with a specific valuation allowance of $3.5 million on $16.0 million in impaired loans. The Company will revise future filings to include the correct information.

	June 30, 2010
	Unpaid
	Principal	Related
	Balance	Allowance
Impaired loans without a valuation allowance:
Commercial	$1,050,145	$—
Commercial — real estate	6,144,330	—
Commercial — real estate development	16,141,129	—
Residential real estate development	2,335,877	—

	25,671,481	—

Impaired loans with a valuation allowance:
Commercial	775,478	339,720
Commercial — real estate	908,647	26,000
Commercial — real estate development	10,396,261	2,362,742
Residential real estate development	4,855,479	813,230

	16,935,865	3,541,692

Total:
Commercial	1,825,623	339,720
Commercial — real estate	7,052,977	26,000
Commercial — real estate development	26,537,390	2,362,742
Residential real estate development	7,191,356	813,230

	42,607,346	3,541,692

23.	We also note disclosure that your allowance for loan losses as a percentage of your nonperforming loans was 24.16% and 20.60% as of June 30, 2010 and December 31, 2009, respectively. We also note that your non-performing loans continue to increase and total $60.4

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

million, or 8.91% of net loans as of June 30, 2010. Given the continued deterioration in your asset quality, please tell us and revise your future filings to comprehensively bridge the gap to explain how despite such a low ratio, you determined your allowance for loan losses as of June 30, 2010 and December 31, 2009.
The Company’s allowance for loan losses (ALL) has two components. The first component is based upon individual review of nonperforming, substandard or other loans identified at a risk for loss and we deemed impaired. This includes our nonperforming loans, which consist of nonaccrual loans, loans past due over 90 days and troubled debt restructurings, are designated as impaired as defined by accounting and regulatory guidance, and are evaluated for potential loss on an individual basis. As of June 30, 2010, the loans with specific valuation reserves totaled $38.1 million with a reserve of $7.3 million or 45.64% of the allowance for loan losses balance. As of December 31, 2009, the loans with specific valuation reserves totaled $12.2 million with a reserve of $4.5 million or 37.04% of the total allowance for loan losses balance.
The second component is based upon expected but unidentified losses inherent in our loan portfolio. The second component is determined utilizing the Company’s most recent three year net charge-off history which is then adjusted for qualitative and quantitative factors. These reserve percentages are reviewed on a quarterly basis by an Allowance for Loan and Lease Loss Review Committee which is comprised of members of management including lending and risk management. The qualitative and quantitative factors considered include economic conditions, changes in underwriting practices, changes in the value of collateral, changes in the portfolio volume, staff experience, past due and nonaccrual loans, loan review oversight, concentrations of loans and competition. Loans without a specific valuation allowance of $730.9 and $788.4 million had a reserve of $8.7 and $7.5 million as of June 30, 2010 and December 31, 2009, respectively. While the balance of the loans decreased, the reserve increased. This was due to the continued deterioration in the economic environment in which the Company operates and the increase in the Company’s nonperforming loans.
The allowance for loan losses was 2.16% and 1.51% of total loans as of June 30, 2010 and December 31, 2009, respectively. The Company’s net losses as a percentage of loans was 0.54% for the year ended 2009. The annualized net losses as a percentage of loans was 0.72% as of June 30, 2010.
While the allowance for loan losses as a percentage of non-performing loans is low, the allowance for loan losses is considered adequate based on the monitoring of the non-performing loans and the Company’s actual loss history. The allowance for loan losses calculation takes into consideration the continuing economic declines and the increase in the non-performing loans in the quantitative and qualitative factors used to adjust the reserve percentages on loans not specifically reserved for in the calculation. The monitoring of the non-performing loans includes a review of the appraisals and the need

Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
September 30, 2010

for current appraisals. Of the $42,607,346 in non-performing loans as of June 30, 2010, $17,401,425 or 40.84% of the non-performing loans had current appraisals. The average loan to fair value of loans without current appraisals was 51%. While the allowance for loan losses as a percentage of non-performing loans is low, we believe the fair value of the collateral on non-performing loans and the rest of the loan portfolio substantiates the allowance for loan losses adequacy.
          In addition to the foregoing responses, the undersigned officer on behalf of the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact the undersigned.

Very truly yours, Princeton National Bancorp, Inc.
/s/ Todd D. Fanning
Todd D. Fanning
Executive Vice President and Chief Financial Officer

Cc: Timothy E. Kraepel, Esq.